

02006368

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 A
PART III

SEC FILE NUMBER
8- 52104

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AGvisory. LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Canal Street (No. and Street)

Stamford (City) CT (State) 06902 (Zip Code)


SEC MAIL PROCESSING
RECEIVED
APR 1 0 2002
WASH., D.C.
164

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sheila Greatrex 203-348-8887 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael J. Knight & Company, CPAs
(Name — *if individual, state last, first, middle name*)

116 Sherman St. (Address) Fairfield (City) Conn. (State) 06430 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 0 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SHEILA M. GREATREX, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AGVISORY LLC, as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Sheila M. Greatrex
Signature

PRESIDENT
Title

DENNIS ORGERA
NOTARY PUBLIC
MY COMMISSION EXPIRES OCT. 31, 2003

Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



MICHAEL J. KNIGHT & COMPANY

Certified Public Accountants

Michael J. Knight, CPA, CVA, CFE
John M. Rolleri, CPA, CFE

Benedetto Maini, CPA

January 29, 2002

Sheila Greatrex
AGvisory, LLC
700 Canal Street
Stamford, CT 06902

Dear Sheila:

We have audited the financial statements of AGvisory, LLC as of December 31, 2001 and have issued our report dated January 29, 2002 thereon. During our engagement we noted no instances of material inadequacies during the year under examination.

Should you have any further questions, please do not hesitate to contact me.

Sincerely,



John M. Rolleri, CPA

116 SHERMAN STREET, P.O. BOX 139, FAIRFIELD, CONNECTICUT 06430
TEL.: (203) 259-CPAS (2727) FAX: (203) 256-CPAS (2727) TOLL FREE: 1-888-MJKCPAS (655-2727)
web: http://www.mjkcpa.com

AGvisory, LLC

700 Canal Street
Stamford, CT 06902
(203) 348-8887
email: sg@agvisory-llc.com


SEC MAIL PROCESSING
RECEIVED
APR 10 2002
WASH. D.C. SECTION
April 26 2002

Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

As requested by Dexter Tom of the NASD office in Boston, I am enclosing two copies of a new facing page and a statement from my accountant saying that no material inadequacies were found in my accounts as of December 31, 2001. I believe this completes my reporting package as I had forwarded my audited financial statements to you at the end of February, 2002.

Yours sincerely,

Sheila M. Greatrex

Sheila M. Greatrex
President